January 17, 1994



Metropolitan Life Insurance Co.
One Lincoln Center, Suite 800
Oakbrook Terrace, IL  60181
ATTN: Mr. Bob Bodett

Dear Mr. Bodett:

Reference is made to the Loan Agreement dated as of November 15, 1990, between Edison Brothers Stores, Inc. (the "Company") and Metropolitan Life Insurance Company (the "Purchaser") relating to, among other things, the issuance and sale by the Company to such Purchaser of $15,000,000 aggregate principal amount of 9.19% Senior Promissory Notes Due November 15, 1994 (the "Notes"). Capitalized terms used herein, not otherwise defined, are used as defined in the Notes.

Section 4.04 of the Notes stipulates that the Company will at all times cause the a ratio of Consolidated Net Income Available for Interest Charges, Income Taxes and Rentals for its four most recent consecutive fiscal quarters (taken as a whole) to the aggregate amount of Interest Charges and Rentals (after eliminating intercompany items) of the Company and its Subsidiaries for such period of four fiscal quarters (taken as a whole) to be not less than 1.25:1. Based on our most recent projections, we believe the Company will likely fail to meet this test for the four consecutive quarters ending January 29, 1994. We believe the cause of this problem to be the weak retail environment for fashion apparel and footwear. The Company has been forced to reduce margins to stimulate customer demand and compete with similar actions by other retailers. To minimize the effects of the downturn, the Company has made great efforts to closely control operating costs and certain cash usage. Total costs, excluding depreciation and interest, increased by less than one percent during the third quarter of 1993 compared with the same period in 1992. The Company has also acted to secure its cash position by reducing inventories (nearly 7% at third quarter 1993 compared to one year earlier) and capital expenditures for new stores, remodelling, etc. (down an estimated 10% for the year). Our current expectations are that the current depression in demand is temporary and will bottom-out following the spring 1994 season. The attached schedule reflects our current estimate of fixed charges performance for the last quarter of 1993 and through the first quarter of 1995. Also provided are a schedule of fixed charges performance over the past five quarters and a schedule of selected financial statement analyses.

Because we believe the current difficulties are temporary, we are requesting that the Purchaser consent, pursuant to Section 5 of the Notes, to amendment of Section 4.04 to read as follows (effective as of October 30, 1993):

   "Section 4.04. Maintenance of Fixed Charges Coverage. The Company will cause the ratio of (i) Consolidated Net Income Available for Interest Charges, Income Taxes, and Rentals to (ii) the aggregate amount of Interest Charges and Rentals (after eliminating intercompany items) of the Company and its Subsidiaries for:

   (a) each period of four (4) consecutive fiscal quarters up to and including the quarter ending October 30, 1993, at not less than
         1.25 to 1.00;
   (b) the fiscal quarter ending January 29, 1994, at not less than 1.25 to 1.00;
   (c) each of the first three quarters during fiscal year 1994, at not less than 1.00 to 1.00, except that:
         (i) if Consolidated Net Income during any one of the first three quarters of fiscal year 1994 is a net loss, the Company will keep and maintain a ratio for the four (4) consecutive fiscal quarters ending with the quarter in which the loss occurs at not less than 1.10 to 1.00; or
         (ii) if Consolidated Net Income for each of any two consecutive quarters during the first three quarters of fiscal year 1994 is a net loss and the loss reported for the second such consecutive quarter is smaller than the loss reported for the first such quarter, the Company will keep and maintain a ratio for the four (4) consecutive fiscal quarters ending with the second such consecutive quarter at not less than 1.10 to 1.00.

If Consolidated Net Income for each of any two consecutive quarters during the first three quarters of fiscal years 1994 is a net loss and the loss reported for the second such consecutive quarter is greater than the loss reported for the first such quarter, such event shall constitute a breach of this Section 4.04.

No Default or Event of Default exists after giving effect to the Amendment set forth herein. Except as expressly provided in this Amendment, the Loan Agreement and all documents and instruments executed in connection with, or contemplated by, the Loan Agreement shall remain in full force and effect. This Amendment shall be binding upon, and shall inure to the benefit of, the successors and assigns of the parties hereto and the holders from time to time of the Notes.

The Company has taken appropriate steps to minimize the effects of the current business environment and to protect your investment. We believe the requested amendment is to everyone's benefit. Your consent and prompt response would be greatly appreciated.

Very truly yours



/s/ Lee G. Weeks
    Executive Vice President and Chief Financial Officer


Consented and Agreed to

Metropolitan Life Insurance Co.

By: /s/ Michael J. Kroeger
        Vice-President
        January 25, 1994